Mail Stop 6010

February 10, 2006

VIA U.S. MAIL AND FAX (203) 825-6100

Mr. Joseph G. Mahler
Senior Vice President and Chief Financial Officer
Fuelcell Energy, Inc.
3 Great Pasture Road
Danbury, Connecticut 06813

> **Re:** **Fuelcell Energy, Inc.**
> **Form 10-K for the year ended October 31, 2005**
> **Filed January 17, 2006**
> **File No. 001-14204**

Dear Mr. Mahler:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended October 31, 2005

Financial Statements

Consolidated Balance Sheets, page 67

1.   We noted on page 87 that your 5% Series B Cumulative Convertible Perpetual Preferred
        Stock is redeemable at the option of the holder in the event of a change in control.
        Therefore, it appears that the stock should be classified in temporary equity pursuant to
        EITF Topic D-98. Please advise.

2.   We see that you have included the 'Preferred shares of subsidiary' in Shareholders'
        Equity. Please revise your description to also disclose that the stock is convertible into
        shares of the parent, if true. Please also note minority interest in a consolidated subsidiary
        should be shown separately outside of stockholders' equity. We refer you to Item 5-02-27
        and 28 of Regulation S-X.

Note 12. Shareholders' Equity, page 85

Preferred Shares of Subsidiary, page 87

3.   We see that you determined the fair value of the Preferred Shares to be $9.1 million at the
        acquisition date while the stated value at such time was CS25,000,000. We also noted
        that the fair value of the Preferred Shares is adjusted quarterly to reflect dividend
        payments and accretion of the fair value discount. Please clarify your accounting for us,
        including the method and periods over which you are accreting the stock and the
        accounting guidance you based your accounting. Please also clarify for us whether the
        stock is redeemable at the option of the holder.

4.   We noted that you sold Global in May 2004 and at such time the Global Series 2
        Preferred Shares were cancelled and replaced with Series 1 Preferred Shares issued by
        FuelCell Energy Ltd. Please tell us about the accounting consequences of this exchange.
        Please cite the accounting guidance upon which you based your accounting.

5.   We noted that cumulative unpaid dividends and interest at October 31, 2005 totaled
        approximately $3.5 million. Please tell us how you have accounted for this liability in
        your financial statements. It appears to us that dividends on the subsidiary's preferred
        stock should be charged to expense as minority interest expense. We refer you to Item 5-
        02-27 of Regulation S-X. Please advise.

Item 9A. Controls and Procedures, page 98

6.   We note your statement that a "It should be noted that the design of any system of
        controls is based in part upon certain assumptions about the likelihood of future events,

and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kate Tillan
Assistant Chief Accountant